CHINA ENERGY CORPORATION
No. 57 Xinhua East Street
Hohhot, Inner Mongolia, People’s Republic of China 010010

May 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Karl Hiller, Branch Chief

Re:	China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2009
Filed March 1, 2010 Form 10-K/A for the Fiscal Year Ended November 30, 2008 Submitted February 2, 2010 File No. 000-52409

Dear Mr. Hiller:

We are responding to the comment letter dated April 29, 2010 (“Staff’s Letter”) related to China Energy Corporation (“Company”).

In response to the bullet points in the Staff’s Letter, please be advised:

•
An explanatory note will be added to the forepart of the 10-K/A  for the Fiscal Year Ended November 30, 2008 (“Amendment”) to identify the reasons for the amendment and direct readers to sections of the filings for further details of the revisions.

•	An audit report will be filed in connection with the Amendment and dated in accordance with the reporting guide in AU Sections 508.08(j) and 530.

•
References to the “in-place” reserves have been deleted to avoid confusions and on page 9 of the Amendment in the table, the term “mined-out” reserve has been added to conform with the disclosure in the 10-K for the year ended December 31, 2009.  Please refer to the Amendment upon filing.

•
The disclosure on page 8 of the November 30, 2009 arrival report of 8 million tons was incorrect and should have been disclosed as 9 million tons.  The reserve number of 8 million metric tons does not affect the amortization since the Company uses unit of production to calculate the amortization of the mining rights. The unit of production was based on the recoverable reserves of 2005 (production volume of a certain year/recoverable reserves of 2005), which was not revised.  During the 07-08 re-audit, the Company used 11million as the basis for the reserves of 2005 to calculate the mining right amortization and adjusted the amount retroactively accordingly (in the prior audited financial statements, the Company amortized the mining right using the straight line method, which was not in accordance with U.S. GAAP).

•
The following disclosure has been added to the top of page F-11 in the Notes To The Consolidated Financial Statements For The Years Ended November 30, 2008 and 2007 in the Amendment to clarify that production is compared to the estimate of recoverable reserves and not “in place” reserves in computing DD&A: “Costs of mine development, expansion of the capacity of or extending the life of the mine (“Mining Structures”) are capitalized and amortized using the units of production method over the productive life of the mine based on recoverable reserves.”

•
Please see attached schedule which reconciles to the 9.1 million tons of remaining recoverable reserves and the 566,788 tons of mined out reserves .  Based on the reconciliation, the reference in the Amendment to 11.72 million (tons) recoverable reserves has been be changed to 9.6 million (tons) recoverable reserves as of the end of the fiscal year.

We confirm that the 2008 financial statements used proper reserve estimates in calculating DD&A and not the incorrect estimate disclosed in the filing. ..

In order to correct the disclosure to the public, the Company intends to file a Form 8-K setting forth the correct reserve number of 9 million metric tons, in addition to the filing of the Form 10-K/A for 2008.  Notwithstanding the foregoing, proper estimates of the reserves were used for computing DD&A for the 2007, 2008 and 2009 fiscal years.

We will contact the Staff to arrange for a  conference call regarding the above matters.

Sincerely, /s/ Alex Gong Alex Gong Chief Financial Officer China Energy Corporation

Reconciliation Schedule to Letter to SEC dated May 3, 2010

		2005	2006	2007	2008	2009
Recoverable reserves in 2005	11,345
Mined out reserves		1,147	1,375	1,148	330	567
Recovery rate		40%	40%	40%	80%	80%
Output of coal		459	550	459	264	453
Remaining recoverable reserves	11,345	10,886	10,336	9,877	9,613	9,159